UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to                               .

Commission File Number 1-16567

AT&T WIRELESS SERVICES, INC. 401(k) SAVING PLAN
(Full title of the Plan)

AT&T WIRELESS SERVICES, INC.

(Issuer of the securities held pursuant to the Plan)

7277 — 164TH AVENUE NE, BUILDING 1
REDMOND, WASHINGTON 98052
(Address of principal executive offices)

AT&T Wireless Services 401(k) Savings Plan

Financial Statements and
Supplemental Schedule

December 31, 2001 and 2000

*	Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the
AT&T Wireless Services 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T Wireless Services 401(k) Savings Plan (“the Plan”) as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
June 7, 2002

AT&T Wireless Services 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
(in thousands)

	December 31,

	2001	2000

Assets
Investments, at fair value
Plan interest in AT&T Master Trust (Note 6)	$—	$465,701
Investments	665,581	—
Participant loans	29,261	18,661

Total investments	694,842	484,362

Receivables
Participant contributions	8,647	4
Employer contributions	61,461	51,787
Loan receivable	238	1
Interfund receivables	—	992
Other receivables	—	240
Dividends and interest	—	654

Total receivables	70,346	53,678

Total assets	765,188	538,040

Liabilities
Interfund payables	—	992
Accrued expenses	138	129

Total liabilities	138	1,121

Net assets available for benefits	$765,050	$536,919

The accompanying notes are an integral part of these financial statements.

AT&T Wireless Services 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2001
(in thousands)

Additions to net assets attributed to
Investment (loss) income
Interest and dividends	$7,593
Interest on loans	1,943
Net depreciation in fair value of investments	(15,517)
Interest in the income of the AT&T Master Trust (Note 6)
Interest and dividends	4,540
Net depreciation in fair value of investments	(27,342)

(28,783)

Contributions
Participants	91,297
Employer	89,368
Rollovers	7,383

Total additions	159,265

Deductions from net assets attributed to
Benefits paid to participants	33,221
Administrative expenses	265

Total deductions	33,486

Net increase	125,779
Assets transferred from AT&T Wireless Services of CA 401(k) Retirement Plan (Note 1)	57,151
Assets transferred from Cellular One Section 401(k) and Profit Sharing Plan (Note 1)	45,201
Net assets available for benefits
Beginning of period	536,919

End of period	$765,050

The accompanying notes are an integral part of these financial statements.

AT&T Wireless Services 401(k) Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.	Plan Description

The following brief description of the AT&T Wireless Services 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan established by AT&T Wireless Services, Inc. (the “Company”) to provide a convenient way for employees to save on a regular and long-term basis. The Plan administrator is the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee and the custodian of the Plan assets and executes investment transactions. Fidelity Investments Institutional Operations Company (“FIIOC”) is the Plan recordkeeper.

Effective April 12, 2001, the assets of the AT&T Wireless of California 401(k) Retirement Plan were transferred into the Plan. Effective July 13, 2001, the assets of the Cellular One Section 401(k) and Profit Sharing Plan were transferred into the Plan.

Effective July 9, 2001, the Company was spun off from its parent corporation, AT&T Corp. Coincident with this corporate transition, the Plan was amended and restated to reflect the Plan’s discontinued participation in the AT&T Master Trust maintained by AT&T Corp., ATTIMCO and Fidelity Management Trust Company.

Participation

An employee is eligible to participate in the Plan after completing a two week payroll cycle if scheduled to work more than 20 hours a week or, after completing 1,000 hours of service if scheduled to work less than 20 hours a week.

Contributions and vesting

Each participant may elect to defer at least one percent (1%) but no more than sixteen percent (16%) of their eligible compensation (“Pre-Tax Contribution”), as limited by the Internal Revenue Service (up to $10,500 in 2001). All participant contributions and earnings thereon are immediately vested and not subject to forfeiture. After six months of service, the Company will contribute an amount equal to 50% of the first six percent (6%) of the annual eligible compensation deferred and contributed by the participant (“Basic Employer Match”). An employee with twelve months of continuous service by December 31 and who is employed on the last day of the year is eligible for the Company’s fixed contribution (the “Fixed Contribution”) and discretionary profit sharing contribution (the “Discretionary Contribution”). The Fixed Contribution provides an annual contribution of 3% of each eligible participant’s compensation (see Note 8.) The Discretionary Contribution is determined annually based on a specific measure of the Company’s performance. The Fixed and the Discretionary Contributions are allocated to the employees’ account by March 15 of the following year whether or not an employee contributes to the plan. Company contributions are made in accordance with the participants’ elected investment direction. A participant becomes vested in the Basic Employer Match contributions immediately.

The Company Discretionary Contribution and the Fixed Contributions shall vest in accordance with the following schedule:

Vesting
Years of service	percentage

Less than 1	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Loans

Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of 50% of the employee’s vested account balance or $50,000 minus the highest outstanding loan balance in the last twelve (12) months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The term of the loan shall not exceed sixty (60) months. Loans used for the purchase of a primary residence may be repaid over 30 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate set by the Plan administrator (generally the prime rate at the date such loans are granted). Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2001 range from 5.0 percent to 9.5 percent. Principal and interest are paid through payroll deductions for active employees and directly to FIIOC for all other participants.

Payment of benefits

Upon retirement, disability or death, a participant or the stated beneficiary will receive his or her benefits in the form of a lump sum amount. Beneficiaries also have the option of keeping the account balance in the Plan until no later than December 31st, of the fifth calendar year in which the anniversary of the participant’s death occurs.

Upon termination of employment, participants may elect to leave their account with the Plan if their vested balance exceeds $5,000, receive a lump-sum payment or roll over their vested account balance to an individual retirement account or another employer’s qualified plan.

Additionally, if a participant’s service with the Company terminates and that participant’s account balance is less than $5,000, payment of the account balance is made within ninety days after the end of the calendar quarter in which the participant terminated.

Subject to approval of the Plan administrator, participants with immediate financial hardships may receive a partial or total distribution.

Forfeitures

Nonvested participant accounts are forfeited when participants terminate their employment. Forfeitures will be applied to reduce the Company contributions.

At December 31, 2001, the forfeited non-vested accounts totaled $1,659,001. These accounts will be used to reduce future employer contributions. During 2001, employer contributions were reduced by $1,006,333 from forfeited non-vested accounts.

2.	Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of benefits

Benefits are recorded when paid.

Valuation of investments

The Plan’s investments are recorded at fair value in the statement of net assets available for benefits. Shares of registered investment companies (mutual funds) are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Units of participation in commingled investment pools and Company stock pools are valued by the trustee based on the quoted market price of the underlying securities, which represent the net asset value of units held by the Plan at year-end.

Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of investments

Purchases and sales of securities are recorded on a trade date basis.

Investment income

Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in the fair value of investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

Investments held by the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter and a form 5300 Application for Determination for Employee Benefit Plans was filed with the IRS on February 8, 2002. In the opinion of the Plan administrator, the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets. All participants will be fully vested in their account balances upon Plan termination.

5.	Plan Expenses

Plan participants share the recordkeeping and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund’s net asset value per unit.

6.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

At
December 31,
2001

Fidelity Magellan Fund, 1,755,039 Shares	$182,910,168
Fidelity Equity-Income Fund, 1,335,527 Shares	65,133,669
Fidelity Low Priced Stock Fund, 1,380,292 Shares	37,847,612
Fidelity Dividend Growth Fund, 2,242,102 Shares	63,518,738
Fidelity Retirement Money Market Portfolio Fund, 95,283,359 Shares	95,283,359
Asset Allocation Balanced Strategy Fund 2,763,993 Units	48,977,955

For the period from July 10, 2001 to December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Period ending
December 31,
2001

(in thousands)
Net depreciation in fair value of the Plan investments
For the period from July 10, 2001 to December 31, 2001
Mutual funds	$(12,592)
Commingled investment pools	(1,816)
Company stock pools	(1,109)

Total net depreciation in fair value of Plan investments	$(15,517)

Investment income
Interest	$28
Dividends	7,565

$7,593

Interests in the AT&T Master Trust

Prior to the Company spin off from its parent corporation (see Note 1) the Plan’s investments were held in the AT&T Master Trust, which had been established for the investments of the Plan assets and several other AT&T Corp. sponsored retirement plans. The Plan had a specific interest in the AT&T Master Trust. Investment income and the Plan’s interest in the net assets of the AT&T Master Trust are allocated to each participating plan based on the participant balances within each investment option. At December 31, 2000, the Plan’s interest in the net assets of the AT&T Master Trust was approximately 5%.

The net asset value of the AT&T Master Trust was calculated by the Trustee. The Trustee determined the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information.

The following table represents the investments of the AT&T Master Trust at December 31, 2000. Effective July 9, 2001, the Plan discontinued its participation in the AT&T Master Trust:

At
December 31,
Investments in AT&T Master Trust	2000

(in thousands)
Mutual funds	$3,243,257
Commingled investment pools	4,968,078
Company stock pools	1,708,188

Total group trust investments	$9,919,523

Period ending
July 9,
2001

(in thousands)
Net appreciation (depreciation) in fair value of AT&T Master Trust investments for the period from January 1, 2001 to July 9, 2001
Mutual funds	$(291,198)
Commingled investment pools	(178,595)
Company stock pools	618,697

Total net appreciation in fair value of AT&T Master Trust investments	$148,904

Investment income
Interest	$73,396
Dividends	21,556

$94,952

7.	Related Party Transactions

Certain Plan investments are shares of the Company and shares of mutual funds managed by an affiliate of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Management fees charged by the affiliate on such mutual funds are reflected in the net asset value of shares held by the Plan. Accordingly, the Plan is not charged with a separate fee for the administration of such mutual funds.

8.	Subsequent Events

Effective January 1, 2002 the Plan was amended to reflect the following: the Basic Employer Match is changed to an amount equal to the first 3% of eligible pay contributed to the Plan and thereafter, 50% of the next 2% of eligible pay contributed to the Plan. The annual Fixed Contribution is set at 2% of each eligible participant’s compensation.

Effective June 1, 2002, the Plan allows participants to make an additional “catch-up contribution” to the Plan, on a pre-tax basis if they are or will be age 50 by the end of the Plan year. The maximum catch-up contribution for 2002 is $1,000.

On February 15, 2002, AT&T Wireless Services, Inc. completed the acquisition of TeleCorp PCS, Inc. The transfer of assets for the Telecorp Communications, Inc. 1165E Plan and the Telecorp PCS, Inc. 401(k) Plan is expected to occur during the second quarter of 2003.

SUPPLEMENTAL SCHEDULE

			Current
Identity of issue	Description of asset	Cost*	value

Fidelity Magellan Fund**	Mutual fund, 1,755,039 shares		$182,910,168
Fidelity Equity-Income Fund**	Mutual fund, 1,335,527 shares		65,133,669
Fidelity Diversified International Fund**	Mutual fund, 271,812 shares		5,186,174
Fidelity Low Priced Stock Fund**	Mutual fund, 1,380,292 shares		37,847,612
Fidelity Dividend Growth Fund**	Mutual fund, 2,242,102 shares		63,518,738
Fidelity High Income Fund**	Mutual fund, 170,031 shares		1,382,354
Fidelity Retirement Money Market Portfolio Fund**	Mutual fund, 95,283,359 shares		95,283,359
Janus Worldwide Fund	Mutual fund, 625,262 shares		27,411,467
PIMCO Total Return Fund	Mutual fund, 1,476,563 shares		15,444,852
Janus Overseas Fund	Mutual fund, 284,117 shares		5,767,575
T.Rowe Price Mid-Cap Growth Fund	Mutual fund, 424,076 shares		16,708,600
T.Rowe Price Small-Cap Stock Fund	Mutual fund, 307,692 shares		7,796,916
Legg Mason Value Trust, FI Class Shares	Mutual fund, 28,439 shares		1,501,849
Vanguard Windsor II Fund	Mutual fund, 208,600 shares		5,338,075
Vanguard U.S. Growth Fund	Mutual fund, 338,426 shares		6,379,338
S&P 500 Index Fund	Commingled investment pool, 3,979,434 units		36,252,643
U.S. Bond Market Index Fund	Commingled investment pool, 536,561 units		6,497,757
Total U.S. Stock Market Index Fund	Commingled investment pool, 120,348 units		1,126,459
International Stock Market Index Fund	Commingled investment pool, 39,464 units		302,292
Extended U.S. Stock Market Index Fund	Commingled investment pool, 72,740 units		717,214
Asset Allocation Strategy Income Fund	Commingled investment pool, 113,355 units		1,844,280
Asset Allocation Strategy Growth Fund	Commingled investment pool, 1,218,420 units		22,869,749
Asset Allocation Strategy Balanced Fund	Commingled investment pool, 2,763,993 units		48,977,955
AT&T Wireless Stock Fund**	Company Stock Pool, 1,174,602 units		7,423,482
Liberty Media Stock Fund**	Company Stock Pool, 57,665 units		443,446
AT&T Stock Fund**	Company Stock Pool, 254,561 units		1,514,637
Participant Loans**
Interest rates ranging from 5.00% - 9.5% with maturities thru August 20, 2031			29,260,917

			$694,841,577

*	Cost information is not required for participant directed investments.

**	Party represents party-in-interest to the plan.

EXHIBIT INDEX

Number	Title

23	Consent of PricewaterhouseCoopers LLP, Independent Accountants

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Compensation and Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AT&T WIRELESS SERVICES, INC. 401(k) SAVINGS PLAN (Name of Plan)

By:	/s/ Joseph McCabe, Jr.

Joseph McCabe, Jr. Executive Vice President and Chief Financial Officer of AT&T Wireless Services, Inc.

Dated: June 26, 2002.